                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. __)*


                              HEARTPORT, INC.
----------------------------------------------------------------------------
                             (Name of Issuer)


                  Common Stock, par value $0.001 per share
----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 421969106
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                               (CUSIP Number)


                              PETER N. ALLISON
                         BIOGENETIC VENTURES, INC.
                  1330 NORTH WASHINGTON STREET, SUITE 5600
                         SPOKANE, WASHINGTON 99201
                               (509) 755-0500
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             SEPTEMBER 7, 2000
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1(A) for other parties to whom copies are to be sent. / /

                       (Continued on following pages)

                               (Page 1 of 8)

----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                SCHEDULE 13D

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CUSIP NO.   421969106                                         Page 2 of 8 Pages
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-------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         BioGenetic Ventures, Inc.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  / /
                                                                       (b)  /X/
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
3        SEC USE ONLY

-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)                                                  / /

-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Washington
-------------------------------------------------------------------------------
                               ----- ------------------------------------------
          NUMBER OF            7     SOLE VOTING POWER
           SHARES                    Up to 1,400,000 (A)
        BENEFICIALLY           ----- ------------------------------------------
          OWNED BY             ----- ------------------------------------------
          REPORTING            8     SHARED VOTING POWER
         PERSON WITH                 0
                               ----- ------------------------------------------
                               ----- ------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                     Up to 1,400,000 (A)
                               ----- ------------------------------------------
                               ----- ------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------------
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Up to 1,400,000
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 5.3%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------- ----------------------------------------------------------------------

(A) BioGenetic Ventures, Inc. signed a letter of intent with Heartport, Inc. dated September 7, 2000, pursuant to which it stated its intent to acquire up to 1,400,000 shares of Heartport's Common Stock.

                   *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                SCHEDULE 13D

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CUSIP NO.   421969106                                         Page 3 of 8 Pages
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-------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Peter Allison
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  / /
                                                                       (b)  /X/
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
3        SEC USE ONLY

-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC

-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------------------------------------------------------------------------------
                               ----- ------------------------------------------
          NUMBER OF            7     SOLE VOTING POWER
           SHARES                    Up to 1,400,000 (A)
        BENEFICIALLY           ----- ------------------------------------------
          OWNED BY             ----- ------------------------------------------
          REPORTING            8     SHARED VOTING POWER
         PERSON WITH                 0
                               ----- ------------------------------------------
                               ----- ------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                     Up to 1,400,000 (A)
                               ----- ------------------------------------------
                               ----- ------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------------
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Up to 1,400,000 (A)
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 5.3%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------- ----------------------------------------------------------------------

(A) BioGenetic Ventures, Inc. signed a letter of intent with Heartport, Inc. dated September 7, 2000, pursuant to which it stated its intent to acquire up to 1,400,000 shares of Heartport's Common Stock.

                   *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                SCHEDULE 13D

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CUSIP NO.   421969106                                         Page 4 of 8 Pages
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ITEM 1.  SECURITY AND ISSUER.

                  The title of the class of securities to which this Schedule 13D relates is the Common Stock ("Common Stock") of Heartport, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 200 Chesapeake Drive, Redwood City, California 94063.

ITEM 2.  IDENTITY AND BACKGROUND.

                  Set forth below is the following information with respect to each of the persons filing this Schedule 13D (each a "Reporting Person" and together, the "Reporting Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship (if individual) or jurisdiction of organization (if entity).

                  I.  BIOGENETIC VENTURES, INC.

                  (a) BioGenetic Ventures, Inc., a Washington corporation ("BioGenetic").

                  (b) 1330 North Washington Street, Suite 5600, Spokane, Washington 99201.

                  (c)  BioGenetic is a biotechnology company.

                  (d) and (e) During the last five years the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  (f)  BioGenetic is a Washington corporation.

                  II.  PETER ALLISON

                  (a)  Peter Allison

                  (b) c/o BioGenetic Ventures, Inc., 1330 North Washington Street, Suite 5600, Spokane, Washington 99201.

                  (c) Mr. Allison is a member of the board of directors and a controlling stockholder of BioGenetic.

                                SCHEDULE 13D

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CUSIP NO.   421969106                                         Page 5 of 8 Pages
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                  (d) and (e) During the last five years the Reporting Person has not been (i) convicted in a criminal proceeding
                  (excluding traffic violations or similar misdemeanors) nor
                  (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  (f)  Mr. Allison is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  BioGenetic signed a letter of intent on September 7, 2000, pursuant to which it stated its intent to purchase up to 1,400,000 shares of Common Stock (the "Shares") of the Issuer on the open market at prevailing prices in one or more transactions. As of September 11, 2000, the closing market price of the Common Stock as reported on Nasdaq was $3.00 per share. Assuming all purchases are made at this price, the aggregate purchase price for all the Shares would be approximately $4,200,000. There can be no assurance that any Shares will be purchased at this price. BioGenetic intends to purchase all Shares with its available working capital. Such working capital was contributed by such entity's affiliates and strategic investors.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The acquisitions of the Shares that are the subject of this filing were made for the purpose of investment and not with a view to distribution of the Shares or with a view toward acquiring control of the Issuer. The Reporting Persons with the power to do so may sell, or cause to be sold, all or part of such Shares or acquire, or cause to be acquired, additional securities of the Issuer depending on market conditions and other economic factors.

                  Other than as described above, the Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancy on the board; (e) any material change in the present capitalization of dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's certificate of incorporation or by-laws or other actions which may impede the acquisition of control or the Issuer by any persons; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

                                SCHEDULE 13D

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CUSIP NO.   421969106                                         Page 6 of 8 Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  If BioGenetic acquires all of the Shares, each of the Reporting Persons will beneficially own 1,400,000 shares of Common Stock. This represents approximately 5.3% of the outstanding Common Stock based upon the 26,344,421 outstanding shares of Common Stock (reported as outstanding as of June 30, 2000 in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000). Upon acquisition of the Shares, each of the Reporting Persons will have sole power to vote and dispose of such Shares.

                  As of September 12, 2000, BioGenetic had purchased approximately 30,000 of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  There are no contracts, arrangements or understandings among any of the Reporting Persons or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A - Agreement of Joint Filing

                                SCHEDULE 13D

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CUSIP NO.   421969106                                         Page 7 of 8 Pages
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                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2000

                                               BIOGENETIC VENTURES, INC.


                                               By:    /s/ Peter Allison
                                                   ---------------------------
                                                      Name: Peter N. Allison
                                                      Title: President


                                               By:    /s/ Peter Allison
                                                   ---------------------------
                                                      Peter N. Allison

                                SCHEDULE 13D

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CUSIP NO.   421969106                                         Page 8 of 8 Pages
-------------------------------------------------------------------------------



                                 EXHIBIT A
                         AGREEMENT OF JOINT FILING

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Heartport, Inc.


                                               BIOGENETIC VENTURES, INC.


                                               By:    /s/ Peter Allison
                                                   ---------------------------
                                                      Name: Peter N. Allison
                                                      Title: President


                                               By:    /s/ Peter Allison
                                                   ---------------------------
                                                      Peter N. Allison